# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Luckin Coffee Inc., CIK 0001767582
CUSIP: 54951L109
Title of class of securities: Class A Ordinary Shares, par value $0.000002 per share
Address of issuer's principal executive offices: 28th Fl, Building T3, Haixi Jingu Plaza, 1-3 Taibei Rd Siming District, Xiamen Ci, Fujian, China (F4), 361008
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001715080

## Reporting persons
- Joy Capital II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 39,490,000; shared voting power 0; sole dispositive power 39,490,000; shared dispositive power 0; aggregate amount beneficially owned 39,490,000 (1.83% of the class)
  Comment: For rows 5, 7 and 9: ADSs are American Depositary Shares, each representing eight Class A ordinary shares, par value $0.000002 per share. Represents 39,490,000 Class A ordinary shares (in the form of 4,936,250 ADSs), all of which are directly owned by Joy Capital II, L.P. ("Joy II"), except that Joy Capital II GP, L.P. ("Partner II"), the general partner of Joy II, and Joy Capital GP, Ltd., the general partner of Partner II, may be deemed to have sole power to vote these shares.
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 2,154,137,392 Class A ordinary shares of the Issuer as of March 18, 2026, according to the Issuer's Annual Report on Form 20-F filed on March 27, 2026, and an additional 4 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from March 18, 2026 through the conversion of 4 senior preferred shares held by Joy Soda Limited.
- Joy Capital II GP, L.P. ("Partner II"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 39,490,000; shared voting power 0; sole dispositive power 39,490,000; shared dispositive power 0; aggregate amount beneficially owned 39,490,000 (1.83% of the class)
  Comment: For rows 5, 7 and 9: Represents 39,490,000 Class A ordinary shares (in the form of 4,936,250 ADSs), all of which are directly owned by Joy II. Partner II and Joy Capital GP, Ltd. may be deemed to have sole power to vote these shares.
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 2,154,137,392 Class A ordinary shares of the Issuer as of March 18, 2026, according to the Issuer's Annual Report on Form 20-F filed on March 27, 2026, and an additional 4 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from March 18, 2026 through the conversion of 4 senior preferred shares held by Joy Soda Limited.
- Joy Capital GP, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 39,490,000; shared voting power 0; sole dispositive power 39,490,000; shared dispositive power 0; aggregate amount beneficially owned 39,490,000 (1.83% of the class)
  Comment: For rows 5, 7 and 9: Represents 39,490,000 Class A ordinary shares (in the form of 4,936,250 ADSs), all of which are directly owned by Joy II. Partner II and Joy Capital GP, Ltd. may be deemed to have sole power to vote these shares.
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 2,154,137,392 Class A ordinary shares of the Issuer as of March 18, 2026, according to the Issuer's Annual Report on Form 20-F filed on March 27, 2026, and an additional 4 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from March 18, 2026 through the conversion of 4 senior preferred shares held by Joy Soda Limited.
- Joy Luck Management Limited ("Joy Luck"): type of reporting person: partnership (PN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 32,341,000; shared voting power 0; sole dispositive power 32,341,000; shared dispositive power 0; aggregate amount beneficially owned 32,341,000 (1.5% of the class)
  Comment: For rows 5, 7 and 9: Represents 32,341,000 Class A ordinary shares (in form of 4,042,625 ADSs).
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 2,154,137,392 Class A ordinary shares of the Issuer as of March 18, 2026, according to the Issuer's Annual Report on Form 20-F filed on March 27, 2026, and an additional 4 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from March 18, 2026 through the conversion of 4 senior preferred shares held by Joy Soda Limited.
- Honour Ample Limited ("Honour"): type of reporting person: corporation (CO), partnership (PN); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 35,404,500; shared voting power 0; sole dispositive power 35,404,500; shared dispositive power 0; aggregate amount beneficially owned 35,404,500 (1.64% of the class)
  Comment: For rows 5, 7 and 9: Represents 35,404,500 Class A ordinary shares (in form of 4,425,562 ADSs and 4 Class A ordinary shares).
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 2,154,137,392 Class A Ordinary Shares of the Issuer as of March 18, 2026, according to the Issuer's Annual Report on Form 20-F filed on March 27, 2026, and an additional 4 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from March 18, 2026 through the conversion of 4 senior preferred shares held by Joy Soda Limited.
- Joy Soda Limited ("Soda"): type of reporting person: corporation (CO), partnership (PN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 4; shared voting power 0; sole dispositive power 4; shared dispositive power 0; aggregate amount beneficially owned 4 (0.01% of the class)
  Comment: For rows 5, 7 and 9: Represents 4 Class A ordinary shares (in form of 4 senior preferred shares).
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 2,154,137,392 Class A Ordinary Shares of the Issuer as of March 18, 2026, according to the Issuer's Annual Report on Form 20-F filed on March 27, 2026, and an additional 4 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from March 18, 2026 through the conversion of 4 senior preferred shares held by Joy Soda Limited.

## Item 1. Issuer
Name of issuer: Luckin Coffee Inc.
Address of issuer's principal executive offices: 28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road.Siming District, Xiamen City, Fujian, People's Republic of China, 361008

## Item 2. Person Filing
Name of person filing:
This Schedule 13G Amendment is filed by Joy Capital II, L.P. ("Joy II"), Joy Capital II GP, L.P. ("Partner II"), Joy Capital GP, Ltd., Joy Luck Management Limited ("Joy Luck"), Honour Ample Limited ("Honour"), and Joy Soda Limited "Soda"). The foregoing entities are collectively referred to as the "Reporting Persons."

Joy Capital GP, Ltd. is the general partner of Partner II, which is the general partner of Joy II. Joy Capital GP, Ltd. and Partner II may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Joy II. Joy Capital GP, Ltd., Joy Luck, Honour and Soda are ultimately controlled by Mr. Erhai Liu ("Mr. Liu"). Mr. Liu disclaims beneficial ownership of shares held by Joy II, Joy Luck, Honour, and Soda, except to the extent of Mr. Liu's pecuniary interest therein, if any.
Address of principal business office or, if none, residence:
The address for each of Joy II, Partner II and Joy Capital GP, Ltd. is:
c/o Harneys Services (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street, P. O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

The address for Joy Luck is:
Suite 2409, Everbright Centre
108 Gloucester Road
Wanchai, Hong Kong

The address for Honour is:
Craigmuir Chambers
Road Town
Tortola VG1110
British Virgin Islands

The address for Soda is:
Room 2609
China Resources Building
26 Harbour Road
Wanchai, Hong Kong
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Joy Capital II, L.P.: /s/ Erhai Liu, Joy Capital II GP, L.P., as its General Partner, Erhai Liu/Director; Joy Capital GP, Ltd., as its General Partner, Erhai Liu/Director (05/11/2026)
- Joy Capital II GP, L.P. ("Partner II"): /s/ Erhai Liu, Joy Capital GP, Ltd., as its General Partner, Erhai Liu/Director (05/11/2026)
- Joy Capital GP, Ltd.: /s/ Erhai Liu, Erhai Liu, Director (05/11/2026)
- Joy Luck Management Limited ("Joy Luck"): /s/ Erhai Liu, Erhai Liu, Director (05/11/2026)
- Honour Ample Limited ("Honour"): /s/ Erhai Liu, Erhai Liu, Director (05/11/2026)
- Joy Soda Limited ("Soda"): /s/ Erhai Liu, Erhai Liu, Director (05/11/2026)
Comment: Exhibit No. 99.1: Joint Filing Agreement dated February 14, 2023 by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2023).